SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                    RYANAIR RAISES NET PROFIT GUIDANCE AND

                BUYS 32 BOEING 737 800s - VALUE OVER $2 BILLION

        Ryanair, Europe's largest low fares airline today (Friday, 29th September 2006) raised its full year Net Profit guidance to approximately EUR335M (+11%), up from the +5% to +10% previously guided. Ryanair also announced the order of a further 32 Boeing 737-800 series aircraft, bringing the total number of firm orders for Boeing 737-800s to 281.

        These 32 next generation 737-800 aircraft are due for delivery between September 2008 and June 2009 and will facilitate double digit annual growth from 42M passengers this year to 84M passengers in 2012 as Ryanair doubles in size and becomes Europe's largest international airline. These firm orders are the conversion of options agreed with Boeing in 2005 at prices that give Ryanair the lowest per seat operating cost of any European airline.

        Announcing this increased guidance and firm order today in New York, Michael O'Leary, Ryanair's CEO said:

            "Our outlook for this winter remains cautious. This winter we will launch 106 new routes and 2 new bases (Marseilles and Bremen). We have also hedged our fuel requirements for Q4 at an average cost of $73 per barrel, lower than we had originally anticipated.

            "Based on our aircraft delivery programme, our new routes and bases, we anticipate that passenger growth will be slightly higher at 22% (previously 20%) to 42.5m for the full year. We anticipate that our loss making competitors will continue to dump fares. We also expect slightly lower load factors (down 2% on last year) during H2 which will give improved yield stability in the winter period. This will result in the decline in forecast yields being closer to 5% which is at the lower end of the (-5% to -10%) range we previously guided.

            "As a result of these factors we believe that the increase in Net Profit after Tax for the fiscal year will be approximately 11% to EUR335m, slightly higher than our previous (+5% to +10%) range of profit guidance.

            "This further purchase of 32 Boeing 737 800 aircraft is great news for European passengers who will now enjoy even more low fare routes as we double in size to 84M passengers per annum by 2012.


            "These aircraft are equipped with all of the latest technological advances in engine type, aerodynamics and blended winglets which ensure maximum fuel efficiency and have allowed Ryanair to reduce fuel burn by 45% and cut CO2 emissions by 50% per seat. This order will also create over 1,500 new highly paid jobs at our 17 bases across Europe.

            "Ryanair operates the youngest fleet of aircraft of any major airline in Europe and the outstanding reliability and lowest operating costs of the Boeing 737 800 aircraft mean that many more passengers will enjoy Ryanair's lowest fares and best punctuality".

        Ends.                            Friday, 29th September 2006



        For further information:

        Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants
        Tel: 00 353 1 812 1228           Tel: 00 353 1 4980 300










                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 September, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director